Exhibit 99.2

FORMULA SYSTEMS (1985) LTD.

PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 11, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Asaf Berenstin, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Formula Systems (1985) Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on Monday, June 24, 2024, at the Special General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, Terminal Center, 1 Yahadut Canada St., Or Yehuda 6037501, Israel, on Thursday, July 11, 2024, at 2:00 p.m. (local time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Special General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting.

The undersigned acknowledges the availability to him, her or it of the Notice and Proxy Statement relating to the Meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. If no direction is made, the undersigned will be deemed to have not participated in the voting.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

FORMULA SYSTEMS (1985) LTD.

JULY 11, 2024

Please date, sign and mail your proxy card in the
envelope provided as soon as possible.

☐ Please detach along perforated line before mailing. ☐

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH
OF THE PROPOSALS BELOW.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☐

	PROPOSAL	FOR	AGAINST	ABSTAIN
1.	Replacement of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and appointment, in its stead, of Ziv Haft Certified Public Accountants, a member firm of BDO International Limited (“BDO Israel”), as the Company’s independent auditor for the year ending December 31, 2024, and authorization of the Company’s Board of Directors, or the audit committee thereof, to fix BDO Israel’s compensation	☐	☐	☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.